iROBOT CORPORATION
8 Crosby Drive (Mail Stop 10-2)
Bedford MA 01730
January 6, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3720
Attention: Larry Spirgel, Assistant Director
RE:	iROBOT Corporation Form 10-K for Fiscal Year Ended December 29, 2007 Form 10-Q for Fiscal Quarter Ended September 27, 2008 File No. 51598
Dear Mr. Spirgel:
          This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated December 19, 2008 (the “Comment Letter”) to Mr. John Leahy, Chief Financial Officer of iRobot Corporation (the “Company”) in response to the Company’s response letter dated December 15, 2008 (the “Response Letter”). The Response Letter was prepared in response to comments of the Staff as set forth in the Commission’s letter dated December 3, 2008 to Mr. Leahy, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008. The response set forth below has been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 29, 2007
Comment 1
1.	We note in your response to comment 5 that you considered the disclosure requirements of paragraph A240(b)(2) of SFAS 123R and Article 10-01(a)(5). While we do not object to your response, in future interim reporting periods where you have determined grants and exercises or other stock-based compensation activity has not been material that conclusion should be disclosed. Please confirm that you will add this to your disclosure in future interim reporting periods when appropriate.

Mr. John Leahy
iROBOT Corporation
January 6, 2009

Response 1
     The Company acknowledges the Staff’s comment. If the Company determines that grants and exercises or other stock-based compensation activity during future interim reporting periods has not been material, the Company will disclose that conclusion.
* * * *
     The Company acknowledges that
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with regard to the Company’s response, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 430-3000.

Sincerely,

/s/ John Leahy John Leahy Executive Vice President, Chief Financial Officer and Treasurer